Exhibit (a)(5)(B)

NEWS RELEASE
January 27, 2025

PPW Holdings LLC Announces Expiration and Final Results of Cash Tender Offer to
Purchase Any and All of PacifiCorp’s Outstanding 6.00% Serial Preferred
Stock and 7.00% Serial Preferred Stock

PORTLAND, Oregon — PPW Holdings LLC (“PPW”), an affiliate and sole holder of the common stock of PacifiCorp (the “Company”), an indirect wholly owned subsidiary of Berkshire Hathaway Energy Company (“BHE”), announced today the expiration and final results of its previously announced tender offers to purchase for cash any and all of the Company’s outstanding shares of (i) 6.00% Serial Preferred Stock (the “6.00% Preferred Stock” and such offer, the “6.00% Preferred Stock Offer”), and (ii) 7.00% Serial Preferred Stock (the “7.00% Preferred Stock” and, together with the 6.00% Preferred Stock, the “Preferred Stock” and such offer, together with the 6.00% Preferred Stock Offer, the “Offers” and each, an “Offer”), at a purchase price of $155.00 per share of 6.00% Preferred Stock and $180.00 per share of 7.00% Preferred Stock, plus in each case Accrued Dividends (as defined below), upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended and supplemented, the “Offer to Purchase”) and in the accompanying Letter of Transmittal.

The Offers expired at 5:00 P.M., New York City time, on January 24, 2025 (such time and date, the “Expiration Date”). Based on the final count by Computershare Trust Company, N.A., the depositary for the Offers, as of the Expiration Date, 2,494 shares of the 6.00% Preferred Stock and 10,269 shares of the 7.00% Preferred Stock were validly tendered and not validly withdrawn pursuant to the Offers.

In accordance with the terms of the Offers, PPW has accepted for purchase all such shares of Preferred Stock for an aggregate cost of $2,234,990 (the “Aggregate Purchase Price”), excluding Accrued Dividends and fees and expenses relating to the Offers. The shares of the 6.00% Preferred Stock validly tendered and not validly withdrawn and accepted for purchase in the Offers represent approximately 42.1% of the total number of shares of the 6.00% Preferred Stock issued and outstanding as of the Expiration Date, and the shares of the 7.00% Preferred Stock validly tendered and not validly withdrawn and accepted for purchase in the Offers represent approximately 56.9% of the total number of shares of the 7.00% Preferred Stock issued and outstanding as of the Expiration Date.

All conditions to the Offers were deemed satisfied or waived by PPW prior to the Expiration Date. PPW expects to pay the Aggregate Purchase Price for all of the shares of the Preferred Stock accepted for purchase in the Offers on January 27, 2025.

As used in connection with the Offers, “Accrued Dividends” means accrued and unpaid dividends from the most recent dividend payment date with respect to such shares of Preferred Stock up to, but not including January 27, 2025.

Citigroup Global Markets Inc. acted as dealer manager for the Offers, Computershare Trust Company, N.A. acted as the depositary for the Offers, and Georgeson LLC acted as the information agent for the Offers.

About PacifiCorp

PacifiCorp owns and operates the largest grid in the western U.S., with over 17,000 miles of transmission lines across 10 western states, providing retail electric services to approximately 2 million customers in six states. The Company leverages its diverse portfolio of energy resources in pursuit of its commitment to delivering safe, reliable and low-cost power and owns and manages 46,000 acres of lands reserved for wildlife habitat, forestry and recreation. Please visit www.pacificorp.com to learn more.

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the federal securities laws that do not directly and exclusively relate to historical facts. Forward looking statements can typically be identified by the use of forward-looking words, such as “will,” “may,” “could,” “intend,” “potential” and similar terms. These statements are based upon PPW’s or the Company’s respective current intentions, assumptions, expectations and beliefs and are subject to risks, uncertainties and other important factors. Many of these factors are outside the control of PPW and the Company and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from expectations are disclosed in Item 1A — Risk Factors in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and the factors disclosed under “Certain Significant Considerations” and elsewhere in the Offer to Purchase, including, without limitation, in conjunction with the forward-looking statements included in the Offer to Purchase. These forward-looking statements speak only as of the date of this release and are not guarantees of future performance or results. PPW and the Company each undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law. The foregoing factors should not be construed as exclusive.

For Further Information

•        Media: Tiffany Erickson, (801) 220-2592, or Tiffany.Erickson@pacificorp.com.

•        Investor Relations: Investor Inquiries, (503) 813-5670 or investorinquiries@pacificorp.com.